Securities and Exchange Commission
RECEIVED

AUG 3 1 2010

Branch of Registrations and Examinations

SECURITI[illegible] [illegible]N



10031163

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securties Corporation of America

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

844 Pierce Avenue, Suite 205
(No. and Street)

Marinette (City) Wisconsin (State) 53143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ray Haulotte 715-735-3378
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Road, Suite 302 (Address) Milwaukee, (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Haulotte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securties Corporation of America, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RB Haulotte
Signature

President
Title

Jayson T. Chadwick
Notary Public Exp. Date: May 27, 2012


JAYSON T. CHADWICK
NOTARY
PUBLIC
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES CORPORATION OF AMERICA
Marinette, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended June 30, 2010

Net Capital Computation:		
Stockholder's equity at year end	$	70,314
Non allowable assets:		
Prepaid expenses and receivables		(1,512)
Net capital	$	68,802
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	122
Minimum dollar net capital requirement	$	25,000
Net capital requirement	$	25,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	1,822
Aggregate indebtedness	$	1,822
Percentage of Aggregate Indebtedness to Net Capital		2.6 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report and per audit	$	68,802

See Independent Auditors' Report.



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Securities Corporation of America

In planning and performing our audit of the financial statements of Securities Corporation of America (the Company), as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Securities Corporation of America that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Milwaukee, Wisconsin
414-271-7800

Middleton, Wisconsin
608-829-3838

McFarland, Wisconsin
608-838-9828

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency , or combination of deficiencies in internal control such that there is a reasonable possibility, that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency to be a significant deficiency:

Separation of Duties

The Company operates its accounting and reporting function with principally two individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of the Company. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in two individuals is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

August 20, 2010
Milwaukee, Wisconsin

SECURITIES CORPORATION OF AMERICA
Marinette, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2010

TABLE OF CONTENTS

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Securities Corporation of America

We have audited the accompanying balance sheet of Securities Corporation of America as of June 30, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Corporation of America at June 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

August 20, 2010
Milwaukee, Wisconsin

Milwaukee, Wisconsin
414-271-7800

Middleton, Wisconsin
608-829-3838

McFarland, Wisconsin
608-838-9828

SECURITIES CORPORATION OF AMERICA
Marinette, Wisconsin

Balance Sheet
June 30, 2010

ASSETS

Current Assets:		
Cash and equivalents	$	70,458
Accounts receivable		341
Prepaid expenses		1,337
Total assets	$	72,136

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payroll taxes payable	$	1,822
Stockholder's Equity:		
Common stock		200
Additional paid in capital		22,605
Retained earnings		47,509
Total stockholder's equity		70,314
Total liabilities and stockholder's equity	$	72,136

The accompanying notes to financial statements
are an integral part of these statements.

SECURITIES CORPORATION OF AMERICA
Marinette, Wisconsin

Statement of Income
For the Year Ended June 30, 2010

Income:		
Commissions and fees earned	$	103,999
Expenses:		
Salaries		53,000
Commissions		9,093
Rent		5,640
Office expense		4,536
Payroll taxes		4,167
Group insurance		12,612
Dues and subscriptions		5,190
Other		10,048
Total expenses		104,286
Net loss	$	(287)

The accompanying notes to financial statements are an integral part of these statements.

SECURITIES CORPORATION OF AMERICA
Marinette, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2010

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, July 1, 2009	$ 200	$ 22,605	$ 47,796	$ 70,601
Net loss	---	---	(287)	(287)
Balance, June 30, 2010	$ 200	$ 22,605	$ 47,509	$ 70,314

The accompanying notes to financial statements are an integral part of these statements.

SECURITIES CORPORATION OF AMERICA
Marinette, Wisconsin

Statement of Cash Flows
For the Year Ended June 30, 2010

Cash Flows from Operating Activities:		
Net loss	$	(287)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		47
Prepaid expenses		99
Accounts payable		1,190
Net cash from operating activities		1,049
Cash and equivalents, Beginning of year		69,409
Cash and equivalents, End of year	$	70,458
Income taxes paid	$	561

The accompanying notes to financial statements are an integral part of these statements.

SECURITIES CORPORATION OF AMERICA
Marinette, Wisconsin

Notes to Financial Statements
June 30, 2010

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority(FINRA), and Securities Investor Protection Corporation. The Company's principal business activity is the sale of equities, mutual funds and annuities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at June 30, 2010. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Commissions and other fees are recognized as income when earned, except for 12(b)(1) fees which are recognized when received.

2. Net Capital Requirements

As a registered broker/dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company's net capital and required net capital was $68,802 and $25,000. The ratio of aggregate indebtedness to net capital was .03 to 1.

3. Common Stock

Common stock consists of 56,000 authorized,200 issued and outstanding no par value shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2010. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

SECURITIES CORPORATION OF AMERICA
Marinette, Wisconsin

Notes to Financial Statements
June 30, 2010
(Continued)

5. Lease Commitment

The Company leases its office space on a month to month basis.

6. Income Taxes

The Company is longer subject to United States income tax examinations for years ending before June 30, 2007 and Wisconsin income tax examinations for years ending before June 30, 2006.

7. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

8. Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (August 20, 2010). No events were noted that require disclosure or recognition.